Delixy Holdings Limited

883 North Bridge Road

#04-01 Southbank

Singapore 198785

March 26, 2025

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Ms. Rebekah Reed

Re:	Delixy Holdings Limited
Amendment No. 6 to Registration Statement on Form F-1
Filed March 19, 2025
File No. 333-283248

Dear Madam:

This letter is in response to your letter of March 25, 2025, in which you provided comments to Amendment No. 6 to the Registration Statement on Form F-1 of Delixy Holdings Limited (the “Company”) filed with the U.S. Securities and Exchange Commission on March 19, 2025 (“Form F-1/A6”). We set forth below the comment in your letter relating to Form F-1/A6 followed by our response to the comment. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, Amendment No. 7 to the Registration Statement on Form F-1 (“Form F-1/A7”) for filing with the Commission, which has been revised to reflect the Staff’s comments.

Amendment No. 6 to Registration Statement on Form F-1 filed March 19, 2025

Exhibit Index, page II-4

1.	Please obtain and file an updated consent from your independent registered public accounting firm (i.e., Exhibit 23.1).

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have filed an updated consent from our independent registered public accounting firm as Exhibit 23.1 to Form F-1/A7.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

Delixy Holdings Limited

/s/ Xie, Dongjian
Name:	Xie, Dongjian
Title:	Chairman and Chief Executive Officer